UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-39360

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED

7th Floor, West Lobby, Building 7B

Shenzhen Bay Science and Technology Ecological Park

Nanshan District, Shenzhen, Guangdong Province, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 5, 2026, Skilland Digital Intelligence Limited (“Skilland Digital” or “Party B”), a wholly owned subsidiary of Skillful Craftsman Education Technology Limited, a Cayman Islands exempted company (the “Company”) entered into an AI Technology Service and Development Training Agreement (“Agreement”) with Souche Holdings Ltd. (“Souche Holdings” or “Party A”), pursuant to which Skilland Digital will provide Souche Holdings with training and support services for overseas development personnel based on AI services and insights, including but not limited to: target market dealer analysis, target market data insights, localized communication optimization, market expansion strategy support, and ongoing follow-up on training effectiveness. The term of the Agreement is from August 5, 2026 to August 4, 2027 and the monthly training and service fee is HK$150,000 (approximately $19,230). The business data, training records, learning data, and other data generated by Party A during the use of the service shall belong to Party A. Skilland Digital’s software source code, algorithm logic, AI product technical documentation, and related technology shall belong to Skilland Digital.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
10.1	AI Technology Service and Development Training Agreement (“Agreement”) by and between Skilland Digital Intelligence Limited and Souche Holdings Ltd. dated August 5, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(Registrant)

By:	/s/ Bin Fu
Name:	Bin Fu
Title:	Chief Executive Officer

Date: August 7, 2026